Plum Acquisition Corp. I

2021 Fillmore St. #2089
San Francisco, California 94115
(415) 683-6773

May 13, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan Chris Dietz Aliya Ishmukhamedova Mitchell Austin

Re:	Plum Acquisition Corp. I
Registration Statement on Form S-4
Filed January 5, 2024, as amended
File No. 333-276411

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Plum Acquisition Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, May 13, 2024, or as soon as practicable thereafter.

Sincerely,

/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:	Kanishka Roy, Plum Acquisition Corp. I
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Matthew Gray, Ellenoff Grossman & Schole LLP
Jonathan Deblinger, Ellenoff Grossman & Schole LLP